EXHIBIT 99.1

Elbit Vision Systems Announces Q2 2013 Results

CAESAREA, Israel, Sept. 10, 2013 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the three month period ending June 30, 2013.

Second Quarter 2013 Results:

Revenues for the Second quarter of 2013 were $1.18 million, representing decrease of 40% compared to $1.97 million for the Second quarter of 2012.

Gross profit on a US GAAP basis was $0.62 million, representing 52.5% of revenues, compared with a gross profit of $1.2 million for the Second quarter of 2012.

Operating Profit on a US GAAP basis was $5 thousand compared with an operating profit of $477 thousand in the Second quarter of 2012.

Net loss on a US GAAP basis for the Second quarter of 2013 was $31 thousand, compared to a net profit of $519 thousand in the Second quarter of 2012.

"While our results are being effected by the continued realignment of our global operational structure, which includes sales, marketing, service and manufacturing, we expect improvement in the second half of the year and for all of 2013," Sam Cohen, CEO, stated. "We have completed our investment in our infrastructure and our training programs will continue in order to support our customer base and worldwide sales efforts."

"The overall satisfaction with our systems on the part of our customers and the reduction of their costs has been gratifying.   The company maintains a worldwide sales and support network to serve our customers' needs on a 24/7 basis. At the present time our systems are going through test runs in several new industries which will result in increased orders worldwide," he added.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2013
IN U.S. DOLLARS

	Jun-30		Dec-31
	2013	2012	2012

	U.S. dollars in thousands
	(except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	910	430	1,392
Restricted deposit (short term)	32	48	30
Accounts receivable:
Trade	894	1,454	1,099
Other	149	149	159
Inventories	760	596	773
Total current assets	2,745	2,677	3,453

LONG-TERM RECEIVABLES:

Severance pay fund	284	227	283
Other long-term receivables and investment	181	217	186
Total long-term receivables	465	444	469

PROPERTY AND EQUIPMENT (net of accumulated depreciation and amortization)	38	50	43

OTHER ASSETS -
Goodwill	242	242	242

Total assets	3,490	3,413	4,207

	Jun-30		Dec-31
	2013	2012	2012

	U.S. dollars in thousands
	(except per share data)
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	180	251	183
Current Maturities of Loan from Shareholder and Other	370	457	568

Accounts payable Trade	430	671	917
Deferred revenues	55	105	64
Other payable	405	429	470
Total current liabilities	1,440	1,913	2,202

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	1,012	1,362	1,189
Other Long Terms liabilities	718	815	790
Accrued severance pay	301	246	300
Total long-term liabilities	2,031	2,423	2,279
Total liabilities	3,471	4,336	4,481

SHAREHOLDERS' EQUITY (DEFICIENCY)	19	(923)	(274)

Total liabilities and shareholders' equity	3,490	3,413	4,207

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE-MONTHS PERIOD ENDED JUNE 30, 2013
IN U.S. DOLLARS

	6 months ended		3 months ended		Year ended
	Jun-30		Jun-30		December 31,
	2013	2012	2013	2012	2012

	U.S. dollars in thousands
	(except per share data)

REVENUES	2,439	3,582	1,183	1,968	6,708

COST OF REVENUES	1,223	1,461	562	771	2,961
GROSS PROFIT	1,216	2,121	621	1,197	3,747

RESEARCH AND DEVELOPMENT EXPENSES – net	317	354	165	179	682
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	525	689	254	340	1,371
General and administrative	371	337	197	201	734

OPERATING PROFIT	3	741	5	477	960

FINANCIAL INCOME (EXPENSES) - net	(93)	10	(36)	40	(134)
OTHER INCOME (EXPENSES) – net	--	2	--	2	(2)
PROFIT BEFORE TAXES ON INCOME	(90)	753	(31)	519	824

TAXES ON INCOME	--	--	--	--	--
NET PROFIT (LOSS) FOR THE PERIOD	(90)	753	(31)	519	824

PROFIT (LOSS) PER SHARE BASIC	(0.001)	0.011	(0.000)	0.007	0.012
PROFIT (LOSS) PER SHARE DILUTED	(0.001)	0.011	(0.000)	0.007	0.012
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER SHARE:
BASIC (IN THOUSANDS)	75,562	69,653	76,223	69,653	70,042
DILUTED (IN THOUSANDS)	75,562	70,561	76,223	70,936	71,639
CONTACT: Michael Porter
         Porter, LeVay & Rose, Inc.
         Tel: +1-212-564-4700
         Mike@plrinvest.com